SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 4)

                   Under the Securities Exchange Act of 1934*

                             Celebrate Express, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    15100A104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                   Stephen Roseman, CFA
 Kenneth H. Shubin Stein, MD, CFA             Thesis Capital Management, LLC
 Spencer Capital Management, LLC               60 E. 42nd St., Suite 1245
    1995 Broadway, Suite 1801                      The Lincoln Building
      New York, NY 10023                          New York, NY 10165
    Telephone: (212) 586-4190                   Telephone: (212) 585-0100
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

  Michael A. Schwartz, Esq.                       John Olmstead, Esq.
 Willkie Farr & Gallagher LLP               Faust Rabbach & Oppenheim, LLP
    787 Seventh Avenue                       488 Madison Avenue, 10th Floor
   New York, NY 10019-6099                        New York, NY 10022
  Telephone: (212) 728-8000                    Telephone: (212) 751-7700

                                 August 7, 2006
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



---------------------------------------             ----------------------------
CUSIP No. 15100A104                                 Page 2 of 17 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Kenneth H. Shubin Stein, MD, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     1,200,697
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,200,697
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,200,697
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------             ----------------------------
CUSIP No. 15100A104                                 Page 3 of 17 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     1,200,697
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                1,200,697
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,200,697
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            15.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------             ----------------------------
CUSIP No. 15100A104                                 Page 4 of 17 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Opportunity Fund, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     718,995
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                718,995
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            718,995
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------             ----------------------------
CUSIP No. 15100A104                                 Page 5 of 17 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     718,995
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                718,995
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            718,995
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.3%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------             ----------------------------
CUSIP No. 15100A104                                 Page 6 of 17 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Opportunity Fund, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     481,702
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                481,702
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            481,702
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------             ----------------------------
CUSIP No. 15100A104                                 Page 7 of 17 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Spencer Capital Offshore Partners, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     481,702
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                481,702
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            481,702
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.2%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------             ----------------------------
CUSIP No. 15100A104                                 Page 8 of 17 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen Roseman, CFA
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     290,499
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                290,499
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            290,499
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------             ----------------------------
CUSIP No. 15100A104                                 Page 9 of 17 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     290,499
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                290,499
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            290,499
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA, OO
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------             ----------------------------
CUSIP No. 15100A104                                 Page 10 of 17 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital, LP
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     53,905
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                53,905
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            53,905
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0.7%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- --------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------------             ----------------------------
CUSIP No. 15100A104                                 Page 11 of 17 Pages
---------------------------------------             ----------------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Thesis Capital Master Fund Limited
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- --------------------------------------------------------------------
    5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
NUMBER OF SHARES      --------- ------------------------------------------------
BENEFICIALLY OWNED       8      SHARED VOTING POWER
BY EACH REPORTING
PERSON WITH                     236,594
                      --------- ------------------------------------------------
                         9      SOLE DISPOSITIVE POWER

                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                236,594
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            236,594
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.0%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO
----------- --------------------------------------------------------------------

Item 1. Security and Issuer

     This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") is being filed with respect to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Celebrate Express, Inc., a Washington corporation (the "Company"), to amend the Schedule 13D filed on June 22, 2006 (the "Schedule 13D") as amended by Amendment No. 1 to Schedule 13D filed on June 27, 2006 (the "Amendment No. 1"), Amendment No. 2 to Schedule 13D filed on July 6, 2006 (the "Amendment No. 2") and Amendment No. 3 to Schedule 13D filed on August 2, 2006 (the "Amendment No. 3"). Capitalized terms used but not defined in this Amendment No. 4 shall have the meanings ascribed thereto in the Schedule 13D as amended to the date hereof.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated by deleting the second paragraph of the text thereof and replacing it with the following:

     TC expended approximately $601,835.88 and TCMF expended approximately $2,632,060.04 in order to purchase their respective 53,905 and 236,594 shares of Common Stock that they beneficially own. The Thesis Funds purchased the Common Stock directly owned by them with their working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented by adding thereto the following:

     On August 7, 2006, the Shareholder Value Committee issued a letter to the Company's shareholders in which it advised shareholders, among other things, that it intends to propose a slate of three nominees for election to the Board at the Annual Meeting and that if elected, the nominees of the Shareholder Value Committee will push to establish a Board committee to consider and pursue strategic alternatives for the Company, including a possible sale of the Company. The letter was issued by the Shareholder Value Committee as a press release and is separately being printed and mailed to shareholders.

     The foregoing description of the letter to shareholders is qualified by reference to the letter, which is attached hereto as Exhibit 2.

THE CELEBRATE EXPRESS SHAREHOLDER VALUE COMMITTEE STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ ITS PROXY STATEMENT WHEN IT IS AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN ANY SUCH PROXY SOLICITATION. ANY SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, STOCKHOLDERS MAY ALSO OBTAIN A COPY OF ANY SUCH PROXY STATEMENT, WHEN FILED, WITHOUT CHARGE, BY CONTACTING OUR PROXY SOLICITOR, D.F. KING & CO., INC., AT ITS TOLL-FREE NUMBER: (800) 735-3591, OR AT CESVC@DFKING.COM.

The following persons are anticipated to be, or may be deemed to be, participants in any such proxy solicitation: The Celebrate Express Shareholder Value Committee; Kenneth H. Shubin Stein, MD, CFA; Stephen Roseman, CFA; Matthew
C. Diamond; Spencer Capital Management, LLC ("SCM"); Spencer Capital Opportunity Fund, LP ("SCF"); Spencer Capital Partners, LLC ("SCP"); Spencer Capital Offshore Opportunity Fund, Ltd. ("SCOF"); Spencer Capital Offshore Partners, LLC ("SCOP"); Thesis Capital Management, LLC ("TCM"); Thesis Capital, LP ("TC"); and Thesis Capital Master Fund Limited ("TCMF"). Certain of these persons hold direct or indirect interests through the beneficial ownership of common stock as follows: Dr. Shubin Stein and SCM - 1,200,697 shares; SCF and SCP - 718,995 shares; SCOF and SCOP - 481,702 shares; Mr. Roseman and TCM - 290,499 shares; TC
- 53,905 shares; and TCMF - 236,594 shares. Except as set forth above, none of the participants has any direct or indirect interests, by security holdings or otherwise, required to be disclosed herein, other than the interests of Dr. Shubin Stein and Messrs. Roseman and Diamond in being nominated and elected as directors of the Company.

Item 5.  Interest in Securities of the Issuer.

Items 5(a), 5(b) and 5(c) are hereby amended and restated by deleting the entirety of the text thereof and replacing it with the following:

     (a) As of the close of business on August 7, 2006: (i) Dr. Shubin Stein was the beneficial owner of the 1,200,697 shares of Common Stock that are held directly by the Spencer Funds, which constitute in the aggregate 15.5% of the outstanding shares of Common Stock; (ii) SCM was the beneficial owner of 1,200,697 shares of Common Stock, which constitute in the aggregate 15.5% of the outstanding shares of Common Stock; (iii) SCF and SCP were the beneficial owners of 718,995 shares of Common Stock, which constitute in the aggregate 9.3% of the outstanding shares of Common Stock; (iv) SCOF and SCOP were the beneficial owners of 481,702 shares of Common Stock, which constitute in the aggregate 6.2% of the outstanding shares of Common Stock; (v) Mr. Roseman may be deemed to be the beneficial owner of 290,499 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 3.7% of the outstanding shares of Common Stock although he disclaims such beneficial ownership; (vi) TCM was the beneficial owner of 290,499 shares of Common Stock that are held directly by the Thesis Funds, which constitute in the aggregate 3.7% of the outstanding shares of Common Stock; (vii) TC was the beneficial owner of 53,905 shares of Common Stock that it directly owns, which constitute in the aggregate 0.7% of the outstanding shares of Common Stock; and (viii) TCMF was the beneficial owner of 236,594 shares of Common Stock that it directly owns, which constitute in the aggregate 3.0% of the outstanding shares of Common Stock.

     The percentages of the outstanding Common Stock set forth in this Amendment No. 4 were calculated on the basis that 7,759,821 shares of Common Stock were outstanding as of March 31, 2006, as represented by the Company in its Quarterly Report on Form 10-Q filed with the SEC on April 13, 2006.

     (b) Dr. Shubin Stein shares voting and dispositive power over the 1,200,697 shares of Common Stock held directly by the Spencer Funds with SCM, SCF, SCP, SCOF and SCOP. SCM shares voting and dispositive power over 1,200,697 shares of Common Stock with Dr. Shubin Stein, SCF, SCP, SCOF and SCOP. SCF and SCP share voting and dispositive power over 718,995 shares of Common Stock with Dr. Shubin Stein, SCM and each other. SCOF and SCOP share voting and dispositive power over 481,702 shares of Common Stock with Dr. Shubin Stein, SCM and each other.

     Mr. Roseman shares voting and dispositive power over the 290,499 shares of Common Stock held directly by the Thesis Funds with TCM, TC and TCMF. TCM shares voting and dispositive power over the 290,499 shares of Common Stock with Mr. Roseman, TC and TCMF. TC shares voting and dispositive power over 53,905 shares of Common Stock with Mr. Roseman and TCM. TCMF shares voting and dispositive power over 236,594 shares of Common Stock with Mr. Roseman and TCM.

     As a result of their determination to work together as disclosed in Item 4 above, the Spencer Capital Members and Thesis Capital Members may be deemed a "group" under the Exchange Act and, accordingly, each may be deemed to beneficially own the shares of the Common Stock beneficially owned by the others. Each of the Spencer Capital Members disclaims beneficial ownership of the Common Stock held by the Thesis Capital Members and any pecuniary interest therein, and each of the Thesis Capital Members disclaims beneficial ownership of the Common Stock held by each of the Spencer Capital Members and any pecuniary interest therein.

     (c) Transactions in the Common Stock by the Spencer Capital Members and the Thesis Capital Members effected since the filing of Amendment No. 3 to Schedule 13D are described in Schedule I hereto, which Schedule is hereby incorporated by reference. All such transactions were effected on the open market.

     (d) Not applicable.

     (e) Not applicable.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented by adding thereto the following:

Exhibit 2 Letter from The Celebrate Express Shareholder Value Committee to Celebrate Express, Inc. stockholders, dated August 7, 2006.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  August 8, 2006

                                  SPENCER CAPITAL MANAGEMENT, LLC


                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:  Kenneth H. Shubin Stein, MD, CFA
                                       Title: Authorized Signatory



                                  SPENCER CAPITAL OPPORTUNITY FUND, LP

                                  By:  Spencer Capital Partners, LLC,
                                          Its General Partner



                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:  Kenneth H. Shubin Stein, MD, CFA
                                       Title: Managing Member



                                  SPENCER CAPITAL PARTNERS, LLC


                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:  Kenneth H. Shubin Stein, MD, CFA
                                       Title: Managing Member



               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                  SPENCER CAPITAL OFFSHORE OPPORTUNITY FUND,
                                  LTD.

                                  By:  Spencer Capital Offshore Partners, LLC,
                                          Its Investment Adviser


                                 By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:  Kenneth H. Shubin Stein, MD, CFA
                                       Title: Managing Member



                                  SPENCER CAPITAL OFFSHORE PARTNERS, LLC


                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:  Kenneth H. Shubin Stein, MD, CFA
                                       Title: Managing Member



                                  By:  /s/ Kenneth H. Shubin Stein, MD, CFA
                                       -----------------------------------------
                                       Name:  Kenneth H. Shubin Stein, MD, CFA



                                  THESIS CAPITAL MANAGEMENT, LLC


                                 By:  /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Name:  Stephen Roseman, CFA
                                       Title: Manager




               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                  THESIS CAPITAL, LP

                                  By:  Thesis Capital Advisors, LLC,
                                       Its General Partner


                                  By:  /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Name:  Stephen Roseman, CFA
                                       Title: Manager



                                  THESIS CAPITAL MASTER FUND LIMITED


                                  By:  /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Name:  Stephen Roseman, CFA
                                       Title: Director



                                  By:  /s/ Stephen Roseman, CFA
                                       -----------------------------------------
                                       Stephen Roseman, CFA


               [SIGNATURE PAGE TO AMENDMENT NO. 4 TO SCHEDULE 13D
                    WITH RESPECT TO CELEBRATE EXPRESS, INC.]

                                                                      SCHEDULE I

                               Transactions by SCM
                               -------------------

No trades have been effected on behalf of the Spencer Funds by SCM since the filing of Amendment No. 3.


                          Transactions by Thesis Funds
                          ----------------------------


         Each of the following trades was effected by the Thesis Funds.

--------------------------- ------------------ --------------------- ----------------------------
Type of Transaction         Date               Number of Shares      Price per Share in $US*

--------------------------- ------------------ --------------------- ----------------------------
Purchase                    8/3/06                 2,189             $12.18
--------------------------- ------------------ --------------------- ----------------------------
Purchase                    8/3/06                10,511             $12.18
--------------------------- ------------------ --------------------- ----------------------------
Purchase                    8/4/06                 2,200             $12.24
--------------------------- ------------------ --------------------- ----------------------------
Purchase                    8/7/06                   603             $12.01
--------------------------- ------------------ --------------------- ----------------------------
Purchase                    8/7/06                 2,897             $12.01
--------------------------- ------------------ --------------------- ----------------------------
Purchase                    8/8/06                   900             $11.58
--------------------------- ------------------ --------------------- ----------------------------